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Exhibit 99.1

The Thomson Corporation Metro Center, One Station Place Stamford, CT 06902 Tel (203) 969-8700 Fax (203) 977-8354 www.thomson.com
News Release
Investor Contact: John Kechejian Vice President, Investor Relations (203) 328-9470 john.kechejian@thomson.com	Media Contact: Jason Stewart Director, Public Relations (203) 328-8339 jason.stewart@thomson.com

For Immediate Release

Thomson Reports Third-Quarter EPS up 21% to $0.47; Adjusted EPS
Climbs 13% to $0.43, with Profit Increases in All Market Groups

Revenues Increase 3% to $2.09 Billion

STAMFORD, Conn., October 30, 2003 — The Thomson Corporation (NYSE: TOC; TSX: TOC), a leading provider of integrated information solutions to business and professional customers, today reported a 13% increase in adjusted earnings per share and 3% revenue growth for the quarter ended September 30, 2003.

        Commenting on the company's results, Thomson president and chief executive officer Richard J. Harrington said, "We are very pleased with our earnings performance in the quarter. Our business overall is strong and we hold a leading position in information-dependent, high-growth markets. I am confident that our business model and our strategies to provide integrated information solutions to business and professional markets will continue to drive long-term profitable growth for Thomson."

Financial highlights for the quarter:

  •
  Earnings attributable to common shares increased 21% to $306 million, or $0.47 per common share, in the quarter, compared to $253 million, or $0.39 per common share, in the third quarter of 2002.

  •
  After adjusting for discontinued operations and one-time items, earnings were $281 million, in the quarter, compared to $245 million in the third quarter of 2002. Adjusted EPS increased 13% to $0.43 per common share in the quarter, compared to $0.38 per common share in the comparable 2002 period. The major one-time item in the current quarter was a $22 million pretax gain from a legal settlement.

  •
  Revenues were $2.09 billion, a 3% increase over the third quarter of 2002, despite continued weak economic conditions in some of the company's major market segments. Approximately half of the company's revenue growth was attributable to favorable currency translation.

  •
  Adjusted EBITDA was $677 million, a 10% increase over the third quarter of 2002, with all market groups posting solid profit increases.

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Thomson Reports Third-Quarter 2003 Results
October 30, 2003

  •
  Adjusted EBITDA margin increased for the fifth consecutive quarter, improving by 210 basis points to 32.4% in the quarter, reflecting continued margin expansion in all market groups.

  •
  Free cash flow was $289 million in the quarter compared to $188 million in the comparable 2002 period. Cash flow in the third quarter of 2003 benefited from improved operating results, as well as lower voluntary pension contributions and proceeds from a legal settlement.

        Mr. Harrington commented further, "We are well-positioned for success in the high-growth markets we serve. Within Legal and Regulatory, we are transitioning our customers from print products to value-added online services. In Learning we continue to build on our leadership in both the higher education and lifelong learning markets. We have repositioned Thomson Financial to fully leverage our high-value content and technology through the Thomson ONE suite of offerings and we are very confident in the long-term outlook for that business. And we are driving organic growth and building scale in our Scientific and Healthcare group."

        "Profits grew solidly across all market groups with double-digit EBITDA growth in Legal and Regulatory, Learning, and Scientific and Healthcare. Through business efficiencies and diligent cost controls, Thomson Financial also showed solid profit improvement in the quarter. And, while Thomson Financial's revenues continue to be negatively affected by weakness in the European financial services market, we are starting to see signs of modest improvement in U.S. market conditions."

Third-Quarter Highlights by Market Group

  •
  Legal & Regulatory revenues grew 9% to $795 million, and adjusted EBITDA grew 12% to $262 million. Strong growth of online revenues, particularly of global Westlaw services and the Checkpoint tax service, as well as higher sales from FindLaw, helped drive the revenue increase. In addition, revenue growth benefited from the second-quarter acquisition of Elite Information Group and favorable foreign currency translation. Revenue growth was offset, in part, by ongoing weakness in the news and business information segment. However, the rate of decline in this market slowed in the third quarter as compared to the second quarter. Adjusted EBITDA continued to show strong growth largely as a result of productivity initiatives.

  •
  Learning revenues grew 1% to $714 million, and adjusted EBITDA grew 12% to $278 million. Improved global sales in the International market, strong sales growth from new textbook titles within Higher Education, and favorable foreign currency translation were offset by continued weakness in the library reference and IT testing and certification markets, as well as reduced demand for older textbook titles. Adjusted EBITDA outpaced revenue growth due to one-time Harcourt integration expenses recorded in the third quarter of 2002, as well as improved financial performance within certain Lifelong Learning businesses.

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Thomson Reports Third-Quarter 2003 Results
October 30, 2003

  •
  Financial revenues declined 5% to $375 million, while adjusted EBITDA increased 8% to $107 million. The rate of revenue decline in Thomson Financial has slowed as the U.S. markets showed modest improvements and the group continued to sign key contracts for its Thomson ONE product line. The revenue decline was mitigated by favorable foreign currency translation. Revenues were also impacted in the quarter by ongoing softness in the European financial markets. Adjusted EBITDA growth in the quarter was a result of further implementation of efficiency programs and platform consolidation, as well as a $4 million insurance recovery related to the events of September 11, 2001.

  •
  Scientific & Healthcare revenues grew 8% to $169 million, and adjusted EBITDA grew 18% to $40 million. Strong organic growth in existing businesses, including continuing medical education, Web of Science and Micromedex, in addition to contributions from businesses acquired in 2002, helped drive revenue growth in the quarter. Growth was offset, in part, by a shift in the release date of the PDR Drug Information Update from September to October of this year. Strong adjusted EBITDA growth continued to be a result of ongoing leveraging and efficiency initiatives across the businesses.

Corporate and Other

        Corporate and Other includes corporate expenses and the results of Thomson Media. Overall adjusted EBITDA loss for the quarter was $9 million, versus break even a year ago, primarily reflecting a lesser benefit of $12 million, or $0.02 per common share, related to stock appreciation rights. Thomson Media revenues increased 2% to $46 million, while adjusted EBITDA was flat.

2003 Financial Outlook Remains Unchanged

        As previously disclosed, due to economic softness and market uncertainty, Thomson does not expect to achieve its long-term revenue growth target in 2003. However, the company anticipates that its overall annual revenues will grow despite softness in some markets. In addition, adjusted EBITDA margins are expected to expand and the company will maintain its focus on generating free cash flow.

Nine-Month Results

        Earnings attributable to common shares were $483 million, or $0.74 per common share, for the first nine months of 2003, compared to $305 million, or $0.48 per common share, in the comparable 2002 period.

        Adjusted earnings, which exclude discontinued operations and one-time items, for the first nine months of 2003, were $362 million, or $0.55 per common share, compared to $279 million, or $0.44 per common share, for the nine-month period in 2002. The 25% increase in adjusted EPS reflects improved operating results and lower interest expense, partially offset by lower benefits related to stock appreciation rights and a higher effective tax rate.

        Free cash flow for the first nine months of 2003 was $501 million, a 47% increase from $340 million in the 2002 period.

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Thomson Reports Third-Quarter 2003 Results
October 30, 2003

The Thomson Corporation

        The Thomson Corporation (www.thomson.com), with 2002 revenues from continuing operations of $7.5 billion, is a global leader in providing integrated information solutions to business and professional customers. Thomson provides value-added information, software tools and applications to more than 20 million users in the fields of law, tax, accounting, financial services, higher education, reference information, corporate training and assessment, scientific research and healthcare. With operational headquarters in Stamford, Conn., Thomson has approximately 43,000 employees and provides services in approximately 130 countries. The Corporation's common shares are listed on the New York and Toronto stock exchanges (NYSE: TOC; TSX: TOC).

-more-

Thomson Reports Third-Quarter 2003 Results
October 30, 2003

The Thomson Corporation will webcast a discussion of third-quarter results beginning at 10:30 am EST today. To participate in the webcast, please visit www.thomson.com and click on the "Investor Relations" link located at the top of the page. For those who cannot listen to the live broadcast, it will be archived on the Thomson website following the call.

Note: The Corporation's financial statements are prepared in accordance with Canadian generally accepted accounting principles (GAAP) and are reported in U.S. dollars. Segmented results are presented on the basis of ongoing businesses, which exclude disposals. Disposals are businesses sold or held for sale, which do not qualify as discontinued operations. Adjusted EBITDA, adjusted EBITDA margin, adjusted operating profit, free cash flow and adjusted earnings from continuing operations are used by Thomson to measure the Corporation's and its segments' performance but do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable with the calculation of similar measures used by other companies, and should not be viewed as alternatives to operating profit, operating profit as a percentage of revenues, net earnings, cash flow from operations or other measures of financial performance calculated in accordance with GAAP. We define and reconcile our adjusted EBITDA, adjusted EBITDA margin, adjusted operating profit and adjusted earnings from continuing operations to our income statement under GAAP, and we reconcile free cash flow to our cash flow statement under GAAP, in the following tables. We believe adjusted EBITDA eliminates the differences that arise between businesses due to the manner in which they were acquired, funded or recorded. In particular, adjusted EBITDA excludes the effects of amortization of identifiable intangible assets, which is a non-cash charge arising from acquisitions accounted for under the purchase method of accounting. We define adjusted EBITDA as earnings from continuing operations before interest, taxes, depreciation and amortization, as well as restructuring charges, net other income and expense and equity in net losses of associates, net of tax. We define adjusted EBITDA margin as adjusted EBITDA as a percentage of revenues. We use adjusted operating profit, which we define as operating profit before amortization and restructuring charges, because it reflects depreciation expense but eliminates the effects of restructuring charges and amortization of identifiable intangible assets. Because we do not consider these items to be operating costs, we exclude them from the measurement of our operating performance. We use free cash flow, which we define as net cash provided by operating activities less additions to property and equipment, other investing activities and dividends paid on our preference shares, as a performance measure because it represents cash available to repay debt, pay common dividends and fund new acquisitions. We measure our earnings attributable to common shares to adjust for non-recurring items, which we refer to, in this release, as adjusted earnings from continuing operations, to assist in comparing them from one period to another.

This news release, in particular the section under the heading "2003 Financial Outlook Remains Unchanged," includes forward-looking statements, which are based on certain assumptions and reflect the Corporation's current expectations. These forward-looking statements, which also include the Corporation's statements that its business overall is strong, it is well positioned for success in the high-growth markets it serves and that its business model and strategies will continue to drive long-term growth, are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. Some of the factors that could cause actual results to differ materially from current expectations are: actions of our competitors; failure of our significant investments in technology to increase our revenues or decrease our operating costs; failure to fully derive anticipated benefits from our acquisitions; failure to develop additional products and services to meet our customers' needs, attract new customers or expand into new geographic markets; failure to meet the special challenges involved in expansion of our operations outside North America; failure to recruit and retain high quality management and key employees; consolidation of our customers; increased self-sufficiency of our customers; increased accessibility to free or relatively inexpensive information sources; failure to maintain the availability of information obtained through licensing arrangements and changes in the terms of our licensing arrangements; changes in the global economic conditions; inadequate protection of our intellectual property rights; an increase in our effective income tax rate; impairment loss affecting our goodwill and identifiable intangible assets recorded on our balance sheet; and failures or disruptions of our electronic delivery systems or the Internet. Additional factors are discussed in the Corporation's materials filed with the securities regulatory authorities in Canada and the United States from time to time, including the Corporation's annual information form, which is contained in its annual report on Form 40-F for the year ended December 31, 2002. The Corporation disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Thomson Reports Third-Quarter 2003 Results
October 30, 2003

CONSOLIDATED STATEMENT OF EARNINGS(1)
(millions of U.S. dollars, except per common share data)
(unaudited)

	Three Months Ended September 30		Nine Months Ended September 30
	2003	2002	2003	2002
Revenues	2,091	2,030	5,450	5,361
Cost of sales, selling, marketing, general and administrative expenses	(1,414)	(1,415)	(4,096)	(4,138)
Depreciation	(163)	(151)	(433)	(394)
Amortization	(72)	(73)	(218)	(215)
Restructuring charges	—	—	—	(6)

Operating profit	442	391	703	608
Net other income (expense)	23	(5)	79	(6)
Net interest expense and other financing costs	(64)	(73)	(192)	(219)
Income taxes	(102)	(58)	(137)	(69)
Equity in net losses of associates, net of tax	(3)	(7)	(12)	(29)

Earnings from continuing operations	296	248	441	285
Earnings from discontinued operations, net of tax	11	11	29	34

Net earnings	307	259	470	319
Dividends declared on preference shares	(1)	(6)	(8)	(14)
Net gain on redemption of Series V Cumulative Redeemable Preference Shares	—	—	21	—

Earnings attributable to common shares	306	253	483	305

Basic and diluted earnings per common share	$0.47	$0.39	$0.74	$0.48

Supplemental earnings information:
Earnings attributable to common shares, as above	306	253	483	305
Adjustments:
One time items:
Net other (income) expense	(23)	5	(79)	6
Restructuring charges	—	—	—	6
Tax on above items	9	(2)	8	(4)
Net gain on redemption of Series V Cumulative Redeemable Preference Shares	—	—	(21)	—
Discontinued operations	(11)	(11)	(29)	(34)

Adjusted earnings from continuing operations	281	245	362	279

Adjusted basic and diluted earnings per common share from continuing operations	$0.43	$0.38	$0.55	$0.44

Notes to consolidated statement of earnings

(1)
Where necessary, certain amounts for 2002 have been reclassified to conform to the current year's presentation. Specifically, the subtotals for "Earnings before interest, tax, depreciation, amortization and restructuring charges" and "Operating profit before amortization and restructuring charges" no longer appear on the face of the consolidated statement of earnings and retained earnings, and "Dividends declared on preference shares" are no longer included in "Earnings from continuing operations." These changes had no effect on "Earnings attributable to common shares" nor on "Earnings per common share."

Thomson Reports Third-Quarter 2003 Results
October 30, 2003

CONSOLIDATED BALANCE SHEET
(millions of U.S. dollars)
(unaudited)

	September 30, 2003	December 31, 2002
Assets
Cash and cash equivalents	656	709
Accounts receivable, net of allowances	1,362	1,490
Inventories	328	286
Prepaid expenses and other current assets	260	270
Deferred income taxes	213	213
Current assets of discontinued operations	55	51

Current assets	2,874	3,019
Property and equipment	1,498	1,535
Identifiable intangible assets	4,520	4,635
Goodwill	8,187	7,961
Other non-current assets	1,206	1,182
Non-current assets of discontinued operations	227	210

Total assets	18,512	18,542

Liabilities and shareholders' equity
Liabilities
Short-term indebtedness	332	316
Accounts payable and accruals	1,317	1,603
Deferred revenue	854	888
Current portion of long-term debt	675	318
Current liabilities of discontinued operations	68	77

Current liabilities	3,246	3,202
Long-term debt	3,633	3,487
Other non-current liabilities	1,018	1,130
Deferred income taxes	1,824	1,724
Non-current liabilities of discontinued operations	32	33

Total liabilities	9,753	9,576
Shareholders' equity
Share capital	2,631	2,834
Cumulative translation adjustment	101	(64)
Retained earnings	6,027	6,196

Total shareholders' equity	8,759	8,966

Total liabilities and shareholders' equity	18,512	18,542

Thomson Reports Third-Quarter 2003 Results
October 30, 2003

CONSOLIDATED STATEMENT OF CASH FLOW
(millions of U.S. dollars)
(unaudited)

	Three Months Ended September 30		Nine Months Ended September 30
	2003	2002	2003	2002
Cash provided by (used in):
Operating activities
Earnings from continuing operations	296	248	441	285
Add back (deduct) items not involving cash:
Amortization of development costs and capitalized software	7	13	31	36
Depreciation	163	151	433	394
Amortization	72	73	218	215
Net (gains) losses on disposals of businesses and investments	(1)	5	(57)	6
Deferred income taxes	86	46	100	48
Equity in losses of associates, net of tax	3	7	12	29
Other, net	18	(13)	83	45
Voluntary pension contribution	(50)	(107)	(50)	(107)
Changes in working capital and other items	(151)	(100)	(284)	(156)
Cash provided by operating activities — discontinued operations	10	13	18	51

Net cash provided by operating activities	453	336	945	846

Investing activities
Acquisitions of businesses and investments	(64)	(165)	(186)	(222)
Proceeds from disposals of businesses and investments	—	23	284	23
Additions to property and equipment	(147)	(106)	(369)	(353)
Other investing activities, net	(12)	(35)	(61)	(133)
Additions to property and equipment of discontinued operations	(3)	(1)	(5)	(3)
Cash used in other investing activities — discontinued operations	—	—	(13)	—

Net cash used in investing activities	(226)	(284)	(350)	(688)

Financing activities
Proceeds from debt	450	—	451	400
Repayments of debt	(250)	(317)	(250)	(512)
Net (repayments) borrowings under short-term facilities	(257)	361	4	(323)
Proceeds from issuance of common shares	2	(1)	2	437
Redemption of Series V Cumulative Redeemable Preference Shares	—	—	(311)	—
Dividends paid on preference shares	(2)	(6)	(9)	(17)
Dividends paid on common shares	(115)	(68)	(540)	(208)
Other financing activities, net	(4)	—	(3)	(2)

Net cash used in financing activities	(176)	(31)	(656)	(225)

	51	21	(61)	(67)
Translation adjustments	7	—	8	6

Increase (decrease) in cash and cash equivalents	58	21	(53)	(61)
Cash and cash equivalents at beginning of period	598	450	709	532

Cash and cash equivalents at end of period	656	471	656	471

Supplemental cash flow information:
Net cash provided by operating activities, as above	453	336	945	846
Additions to property and equipment, as above	(147)	(106)	(369)	(353)
Other investing activities, net, as above	(12)	(35)	(61)	(133)
Additions to property and equipment of discontinued operations	(3)	(1)	(5)	(3)
Dividends paid on preference shares, as above	(2)	(6)	(9)	(17)

Free cash flow	289	188	501	340

Thomson Reports Third-Quarter 2003 Results
October 30, 2003

BUSINESS SEGMENT INFORMATION*
(millions of U.S. dollars)
(unaudited)

	Three Months Ended September 30			Nine Months Ended September 30
	2003	2002	Change	2003	2002	Change
Revenues:
Legal & Regulatory	795	729	9%	2,241	2,127	5%
Learning	714	705	1%	1,438	1,421	1%
Financial	375	394	-5%	1,137	1,203	-5%
Scientific & Healthcare	169	157	8%	519	464	12%
Corporate and other(1)	46	45	2%	141	144	-2%
Intercompany eliminations	(8)	(7)		(30)	(28)

Total ongoing businesses	2,091	2,023	3%	5,446	5,331	2%
Disposals(2)	—	7		4	30

Total revenues	2,091	2,030	3%	5,450	5,361	2%

Adjusted EBITDA:(3)
Legal & Regulatory	262	233	12%	658	597	10%
Learning	278	249	12%	301	265	14%
Financial	107	99	8%	303	291	4%
Scientific & Healthcare	40	34	18%	120	97	24%
Corporate and other(1)	(9)	—		(28)	(32)

Total ongoing businesses	678	615	10%	1,354	1,218	11%
Disposals(2)	(1)	—		—	5

Total Adjusted EBITDA	677	615	10%	1,354	1,223	11%

Adjusted Operating Profit:(3)
Legal & Regulatory	216	195	11%	525	480	9%
Learning	218	194	12%	171	150	14%
Financial	63	53	19%	172	165	4%
Scientific & Healthcare	33	27	22%	97	77	26%
Corporate and other(1)	(15)	(4)		(44)	(45)

Total ongoing businesses	515	465	11%	921	827	11%
Disposals(2)	(1)	(1)		—	2

Total adjusted operating profit	514	464	11%	921	829	11%

*Notes to business segment information for continuing operations

(1)
Corporate and other includes the results of the Thomson Media group, a non-reportable segment comprised of businesses that provide specialized information to commercial banks and financial services and financial planning companies, as well as corporate costs and costs associated with Thomson stock appreciation rights.
(2)
Disposals consist of the results of businesses sold or held for sale, which do not qualify as discontinued operations.
(3)
Please see the tables on the following pages entitled, "Reconciliation of Adjusted EBITDA to Net Earnings and Adjusted Operating Profit to Operating Profit."

Thomson Reports Third-Quarter 2003 Results
October 30, 2003

RECONCILIATIONS

RECONCILIATION OF ADJUSTED EBITDA TO NET EARNINGS AND ADJUSTED OPERATING
PROFIT TO OPERATING PROFIT
(millions of U.S. dollars)
(unaudited)

For the Three Months Ended September 30, 2003

	Legal & Regulatory	Learning	Financial	Scientific & Healthcare	Corporate and Other	Ongoing	Disposals	Total
Adjusted EBITDA	262	278	107	40	(9)	678	(1)	677
Less:
Depreciation	(46)	(60)	(44)	(7)	(6)	(163)	—	(163)

Adjusted operating profit	216	218	63	33	(15)	515	(1)	514
Less:
Amortization	(31)	(17)	(16)	(5)	(3)	(72)	—	(72)

Operating profit	185	201	47	28	(18)	443	(1)	442

Net other income (expense)								23
Net interest expense and other financing costs								(64)
Income taxes								(102)
Equity in net losses of associates, net of tax								(3)

Earnings from continuing operations								296
Earnings from discontinued operations, net of tax								11

Net earnings								307

For the Three Months Ended September 30, 2002

	Legal & Regulatory	Learning	Financial	Scientific & Healthcare	Corporate and Other	Ongoing	Disposals	Total
Adjusted EBITDA	233	249	99	34	—	615	—	615
Less:
Depreciation	(38)	(55)	(46)	(7)	(4)	(150)	(1)	(151)

Adjusted operating profit	195	194	53	27	(4)	465	(1)	464
Less:
Amortization	(23)	(25)	(15)	(5)	(5)	(73)	—	(73)

Operating profit	172	169	38	22	(9)	392	(1)	391

Net other income (expense)								(5)
Net interest expense and other financing costs								(73)
Income taxes								(58)
Equity in net losses of associates, net of tax								(7)

Earnings from continuing operations								248
Earnings from discontinued operations, net of tax								11

Net earnings								259

Thomson Reports Third-Quarter 2003 Results
October 30, 2003

RECONCILIATION OF ADJUSTED EBITDA TO NET EARNINGS AND ADJUSTED OPERATING
PROFIT TO OPERATING PROFIT (CONTINUED)
(millions of U.S. dollars)
(unaudited)

For the Nine Months Ended September 30, 2003

	Legal & Regulatory	Learning	Financial	Scientific & Healthcare	Corporate and Other	Ongoing	Disposals	Total
Adjusted EBITDA	658	301	303	120	(28)	1,354	—	1,354
Less:
Depreciation	(133)	(130)	(131)	(23)	(16)	(433)	—	(433)

Adjusted operating profit	525	171	172	97	(44)	921	—	921
Less:
Amortization	(80)	(63)	(47)	(20)	(8)	(218)	—	(218)

Operating profit	445	108	125	77	(52)	703	—	703

Net other income (expense)								79
Net interest expense and other financing costs								(192)
Income taxes								(137)
Equity in net losses of associates, net of tax								(12)

Earnings from continuing operations								441
Earnings from discontinued operations, net of tax								29

Net earnings								470

For the Nine Months Ended September 30, 2002

	Legal & Regulatory	Learning	Financial	Scientific & Healthcare	Corporate and Other	Ongoing	Disposals	Total
Adjusted EBITDA	597	265	291	97	(32)	1,218	5	1,223
Less:
Depreciation	(117)	(115)	(126)	(20)	(13)	(391)	(3)	(394)

Adjusted operating profit	480	150	165	77	(45)	827	2	829
Less:
Amortization	(67)	(74)	(48)	(15)	(11)	(215)	—	(215)
Restructuring charges	(4)	—	—	—	(2)	(6)	—	(6)

Operating profit	409	76	117	62	(58)	606	2	608

Net other income (expense)								(6)
Net interest expense and other financing costs								(219)
Income taxes								(69)
Equity in net losses of associates, net of tax								(29)

Earnings from continuing operations								285
Earnings from discontinued operations, net of tax								34

Net earnings								319

Thomson Reports Third-Quarter 2003 Results
October 30, 2003

RECONCILIATION OF ADJUSTED EBITDA MARGIN AND ADJUSTED OPERATING PROFIT MARGIN
TO OPERATING PROFIT MARGIN
(as a percentage of revenue)
(unaudited)

For the Three Months Ended September 30, 2003

	Legal & Regulatory	Learning	Financial	Scientific & Healthcare	Corporate and Other	Ongoing	Disposals	Total
Adjusted EBITDA	33.0%	38.9%	28.5%	23.7%	(19.6%)	32.4%	—	32.4%
Less:
Depreciation	(5.8%)	(8.4%)	(11.7%)	(4.2%)	(13.0%)	(7.8%)	—	(7.8%)

Adjusted operating profit	27.2%	30.5%	16.8%	19.5%	(32.6%)	24.6%	—	24.6%
Less:
Amortization	(3.9%)	(2.3%)	(4.3%)	(2.9%)	(6.5%)	(3.4%)	—	(3.5%)

Operating profit	23.3%	28.2%	12.5%	16.6%	(39.1%)	21.2%	—	21.1%

For the Three Months Ended September 30, 2002

	Legal & Regulatory	Learning	Financial	Scientific & Healthcare	Corporate and Other	Ongoing	Disposals	Total
Adjusted EBITDA	32.0%	35.3%	25.1%	21.7%	—	30.4%	—	30.3%
Less:
Depreciation	(5.3%)	(7.8%)	(11.6%)	(4.5%)	(8.9%)	(7.4%)	(14.3%)	(7.4%)

Adjusted operating profit	26.7%	27.5%	13.5%	17.2%	(8.9%)	23.0%	(14.3%)	22.9%
Less:
Amortization	(3.1%)	(3.5%)	(3.9%)	(3.2%)	(11.1%)	(3.6%)	—	(3.6%)

Operating Pprofit	23.6%	24.0%	9.6%	14.0%	(20.0%)	19.4%	(14.3%)	19.3%

For the Nine Months Ended September 30, 2003

	Legal & Regulatory	Learning	Financial	Scientific & Healthcare	Corporate and Other	Ongoing	Disposals	Total
Adjusted EBITDA	29.4%	20.9%	26.6%	23.1%	(19.9%)	24.9%	—	24.8%
Less:
Depreciation	(6.0%)	(9.0%)	(11.5%)	(4.4%)	(11.3%)	(8.0%)	—	(7.9%)

Adjusted operating profit	23.4%	11.9%	15.1%	18.7%	(31.2%)	16.9%	—	16.9%
Less:
Amortization	(3.5%)	(4.4%)	(4.1%)	(3.9%)	(5.7%)	(4.0%)	—	(4.0%)

Operating profit	19.9%	7.5%	11.0%	14.8%	(36.9%)	12.9%	—	12.9%

For the Nine Months Ended September 30, 2002

	Legal & Regulatory	Learning	Financial	Scientific & Healthcare	Corporate and Other	Ongoing	Disposals	Total
Adjusted EBITDA	28.1%	18.6%	24.2%	20.9%	(22.2%)	22.8%	16.7%	22.8%
Less:
Depreciation	(5.5%)	(8.0%)	(10.5%)	(4.3%)	(9.1%)	(7.3%)	(10.0%)	(7.3%)

Adjusted operating profit	22.6%	10.6%	13.7%	16.6%	(31.3%)	15.5%	6.7%	15.5%
Less:
Amortization	(3.2%)	(5.3%)	(4.0%)	(3.2%)	(7.6%)	(4.0%)	—	(4.1%)
Restructuring charges	(0.2%)	—	—	—	(1.4%)	(0.1%)	—	(0.1%)

Operating profit	19.2%	5.3%	9.7%	13.4%	(40.3%)	11.4%	6.7%	11.3%

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CONSOLIDATED STATEMENT OF EARNINGS (1) (millions of U.S. dollars, except per common share data) (unaudited)
CONSOLIDATED BALANCE SHEET (millions of U.S. dollars) (unaudited)
CONSOLIDATED STATEMENT OF CASH FLOW (millions of U.S. dollars) (unaudited)
BUSINESS SEGMENT INFORMATION* (millions of U.S. dollars) (unaudited)
RECONCILIATIONS RECONCILIATION OF ADJUSTED EBITDA TO NET EARNINGS AND ADJUSTED OPERATING PROFIT TO OPERATING PROFIT (millions of U.S. dollars) (unaudited)
For the Three Months Ended September 30, 2003
For the Three Months Ended September 30, 2002
RECONCILIATION OF ADJUSTED EBITDA TO NET EARNINGS AND ADJUSTED OPERATING PROFIT TO OPERATING PROFIT (CONTINUED) (millions of U.S. dollars) (unaudited)
For the Nine Months Ended September 30, 2003
For the Nine Months Ended September 30, 2002
RECONCILIATION OF ADJUSTED EBITDA MARGIN AND ADJUSTED OPERATING PROFIT MARGIN TO OPERATING PROFIT MARGIN (as a percentage of revenue) (unaudited)
For the Three Months Ended September 30, 2003
For the Three Months Ended September 30, 2002
For the Nine Months Ended September 30, 2003
For the Nine Months Ended September 30, 2002